PROSPECTUS SUPPLEMENT


                              METHOD PRODUCTS CORP.
                      (Formerly known as THE ARIELLE CORP.)
                            (a Delaware corporation)


         This prospectus supplement for Method Products Corp.(formerly known as The Arielle Corp. and hereinafter referred to as "MPC") is made pursuant to Rule 419(e)(4) of Regulation C of the Securities Act of 1933.

         The prospectus contained in MPC's post-effective amendment declared effective by the Securities and Exchange Commission on September 5, 2000 is incorporated herein and made a part hereof. All references to a "prospectus" refer to such document.

         Pursuant to Rule 419, all proceeds received by MPC in its initial public offering and all securities purchased in such offering were held in escrow pending a business combination, which business combination includes reconfirmation by shareholders representing a minimum of 80% of the securities offered in the MPC's initial public offering.

         On September 5, 2000, MPC's post-effective amendment was declared effective by the Securities and Exchange Commission. Pursuant to Rule 419, MPC had to give its shareholders a minimum of 20 business days and a maximum of 45 business days to reconfirm their investments. The company tallied the shareholder reconfirmations on the 20th business day following the effectiveness of the post-effective amendment, as stated in the post-effective amendment. All but three shareholders reconfirmed their investments. The three shareholders who did not reconfirm their investment represented 1,143 shares. On October 6, 2000, $360 (representing 1,143 shares at $.35 per share, less 10% which was released to MPC pursuant to Rule 419) was returned to these investors. On October 6, 2000, the balance of approximately $31,140 was released to MPC.